Insulet Corporation 100 Nagog Park, Acton, MA 01720
March 23, 2026

Attention: Ms. Tracey Houser
Mr. Al Pavot

Via Edgar
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

Re: Insulet Corporation
Form 10-K for Fiscal Year Ended December 31, 2025
Filed February 18, 2026
File No. 001-33462

Dear Ms. Houser and Mr. Pavot,

Insulet Corporation (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 17, 2026, with respect to Insulet Corporation’s Form 10-K filed with the Commission on February 18, 2026 (the “Form 10-K”).

Set forth below is the heading and text of the comment followed by our response:

Form 10-K for Fiscal Year Ended December 31, 2025
Note 3. Segment and Geographic Data, page 53

1.Please expand your disclosures to explain how the CODM uses consolidated operating income and net income in assessing each segment’s performance and deciding how to allocate resources. Refer to the guidance in ASC 280-10-50-29(f) along with the example in ASC 280-10-55-47(bb).

Response: In response to the Staff’s comment, the Company will revise its segment and geographic data disclosure to include the following statement beginning with its Form 10-Q for the first quarter of 2026:

The Company’s CODM uses operating income and net income to monitor actual results against     forecast and budget to identify business trends, assess operating performance, and modify capital allocation as necessary.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, actions or absence of action by the Staff.

Please do not hesitate to contact us with any questions or comments you may have.

Sincerely,
/s/ Flavia Pease
Chief Financial Officer, Executive Vice President
(978) 600-7797

Copy: Jack Kapples, SVP, General Counsel
Lauren Budden, GVP, Chief Accounting Officer and Controller

1 (800) 591-3455 | 100 Nagog Park, Acton, MA 01720	978.600.7000 NASDAQ PODD Insulet.com